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WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

601 THIRTEENTH STREET, N.W.
SUITE 600 SOUTH
WASHINGTON, D.C. 20005-3807

TELEPHONE: (1-202) 626-3600
FACSIMILE: (1-202) 639-9355

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BAHRAIN
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MEXICO CITY
SÃO PAULO

JOHANNESBURG

May 29, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the report on the resolutions of the Board of Directors' Meeting No. 2/2002 of Sahaviriya Steel Industries PLC held on May 24, 2002 and submitted to The Stock Exchange of Thailand on May 14, 2002.

Please contact Adedayo Idowu of this office at (202) 626-3671 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case, LLP

Enclosure

dw 6/3

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Ref. S.E.C. 045/2002 May 24, 2002

Re : Report on the resolutions of the Board of Directors'Meeting No. 2/2002

Attn : President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.2/2002 held on May 24, 2002 have resolved as follows:-

1. Acknowledged the resignation of Mr.Adisak Lowjun as the Company's director and President, effective from June 1, 2002 onwards. The Meeting requested all directors to look for suitable person to replace such vacant position and propose to the next Board of directors' meeting for its consideration.

2. Approved the appointment of Mr. Sittichai Thiensathaporn as the Executive Director and President of the Company replacing Mr.Adisak Lowjun, effective from June 1, 2002 onwards.

3. Approved to amend the authorization of the Company's director to be as follows:
" Mr.Maruey Phadoongsidhi or Mrs.Prapa Viriyaprapaikit or Mr.Wit Viriyaprapaikit or Mr.Kamol Juntima or Mr.Piya Viriyaprapaikit or Mr.Win Viriyaprapaikit or Mr.Sittichai Thiensathaporn, two from these seven directors can jointly sign together with the Company's seal affixed. "

4. Approved the re-electing of the retired members of the Audit Committee to be the Company's Audit Committee for another term, effective from 30 June 2002, as follows:-

Audit Committee Chairperson	Professor Kesree Narongdej
Audit Committee Member	Mr. Visith Noiphan
Audit Committee Member	Mr. Prateep Buphaintr
Audit Committee Secretary	Mrs. Wannee Sirikanchana

The company hereby submits herewith the Form for Report on Names of Members and Scope of Performance of the Audit Committee (F24-3).

For your acknowledgement

Yours Faithfully,

- Signature -

Mr.Wit Viriyaprapaikit
Chairman of the Board of Executive Directors

Form for Report on Names of Members and Scope of Performance of the Audit Committee

The Board of Directors of Sahaviriya Steel Industries Public Company Limited at meeting No.2/2002 held on May 24, 2002 passed resolutions concerning the re-appointment of its Company Audit Committee whose term of service terminates on June 29, 2002. The Audit Committee Members re-appointed for a further three-year term of service, with effect from June 30, 2002, are Professor Kesree Narongdej, Mr. Visith Noiphan and Mr. Prateep Buphaintr.

1. The members of the committee include:-

Audit Committee Chairperson	Professor Kesree Narongdej
Audit Committee Member	Mr. Visith Noiphan
Audit Committee Member	Mr. Prateep Buphaintr
Audit Committee Secretary	Mrs. Wannee Sirikanchana

2. Sahaviriya Steel Industries Plc.'s Audit Committee, which represents the Company's Board of Directors is responsible for the following duties stated on the charter, and must report to the Company's Board of Directors on:-
   1. To review the Company's financial reporting process to ensure accuracy and adequacy.
   2. To ensure that the Company has a suitable and efficient internal control system and internal audit unit.
   3. To review the performance of the Company to ensure compliance with the securities and exchange law, regulations of the Exchange or laws relating to the business of the Company.
   4. To review the Company's risk management system, focusing on major risk exposures.
   5. To consider, select, nominate and recommend remuneration of the Company's External Auditor.
   6. To review the disclosure of information of the Company in case there is a connected transaction or transaction that may lead to a conflict of interest, so as to ensure the accurateness and completeness.
   7. To perform any other act as assigned by the Company's Board of Directors with approval of the Audit Committee.
   8. To report to the Company's Board of Directors for rectification of any of the under-mentioned within a period of time that the Audit Committee thinks fit, if it is found or suspected that there is a transaction or any of the following acts;
      - 8.1 A transaction which causes conflict of interest;
      - 8.2 Any fraud or irregularity or material defect in the internal control system;
      - 8.3 An infringement of the securities and exchange law, regulations of the Exchange or laws relating to the business of the Company.
   9. To provide the Audit Committee Activity Report to the Company's Board of Directors.
   10. To provide the Audit Committee Oversight Report to the Shareholders, the report must be signed by the Audit Committee Chairperson and published in the Company's annual report.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature.......................Authorized Director (Company Seal) Signature.......................Authorized Director

(Mr. Kamol Juntima) (Mr. Wit Viriyaprapaikit)

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
SSI
ISO 9002
ISO 14001
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Ref. S.E.C. 045/2002 May 24, 2002

Re : Report on the resolutions of the Board of Directors'Meeting No. 2/2002

Attn : President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.2/2002 held on May 24, 2002 have resolved as follows:-

1. Acknowledged the resignation of Mr.Adisak Lowjun as the Company's director and President, effective from June 1, 2002 onwards. The Meeting requested all directors to look for suitable person to replace such vacant position and propose to the next Board of directors' meeting for its consideration.

2. Approved the appointment of Mr. Sittichai Thiensathaporn as the Executive Director and President of the Company replacing Mr.Adisak Lowjun, effective from June 1, 2002 onwards.

3. Approved to amend the authorization of the Company's director to be as follows: " Mr.Maruey Phadoongsidhi or Mrs.Prapa Viriyaprapaikit or Mr.Wit Viriyaprapaikit or Mr.Kamol Juntima or Mr.Piya Viriyaprapaikit or Mr.Win Viriyaprapaikit or Mr.Sittichai Thiensathaporn, two from these seven directors can jointly sign together with the Company's seal affixed. "

4. Approved the re-electing of the retired members of the Audit Committee to be the Company's Audit Committee for another term, effective from 30 June 2002, as follows:-

Audit Committee Chairperson	Professor Kesree Narongdej
Audit Committee Member	Mr. Visith Noiphan
Audit Committee Member	Mr. Prateep Buphaintr
Audit Committee Secretary	Mrs. Wannee Sirikanchana

The company hereby submits herewith the Form for Report on Names of Members and Scope of Performance of the Audit Committee (F24-3).

For your acknowledgement

Yours Faithfully,

- Signature -

Mr.Wit Viriyaprapaikit
Chairman of the Board of Executive Directors

<u>Form for Report on Names of Members and Scope of Performance of the Audit Committee</u>

The Board of Directors of Sahaviriya Steel Industries Public Company Limited at meeting No.2/2002 held on May 24, 2002 passed resolutions concerning the re-appointment of its Company Audit Committee whose term of service terminates on June 29, 2002. The Audit Committee Members re-appointed for a further three-year term of service, with effect from June 30, 2002, are Professor Kesree Narongdej, Mr. Visith Noiphan and Mr. Prateep Buphaintr.

1. The members of the committee include:-

Audit Committee Chairperson	Professor Kesree Narongdej
Audit Committee Member	Mr. Visith Noiphan
Audit Committee Member	Mr. Prateep Buphaintr
Audit Committee Secretary	Mrs. Wannee Sirikanchana

2. Sahaviriya Steel Industries Plc.'s Audit Committee, which represents the Company's Board of Directors is responsible for the following duties stated on the charter, and must report to the Company's Board of Directors on:-
   1. To review the Company's financial reporting process to ensure accuracy and adequacy.
   2. To ensure that the Company has a suitable and efficient internal control system and internal audit unit.
   3. To review the performance of the Company to ensure compliance with the securities and exchange law, regulations of the Exchange or laws relating to the business of the Company.
   4. To review the Company's risk management system, focusing on major risk exposures.
   5. To consider, select, nominate and recommend remuneration of the Company's External Auditor.
   6. To review the disclosure of information of the Company in case there is a connected transaction or transaction that may lead to a conflict of interest, so as to ensure the accurateness and completeness.
   7. To perform any other act as assigned by the Company's Board of Directors with approval of the Audit Committee.
   8. To report to the Company's Board of Directors for rectification of any of the under-mentioned within a period of time that the Audit Committee thinks fit, if it is found or suspected that there is a transaction or any of the following acts;
      - 8.1 A transaction which causes conflict of interest;
      - 8.2 Any fraud or irregularity or material defect in the internal control system;
      - 8.3 An infringement of the securities and exchange law, regulations of the Exchange or laws relating to the business of the Company.
   9. To provide the Audit Committee Activity Report to the Company's Board of Directors.
   10. To provide the Audit Committee Oversight Report to the Shareholders, the report must be signed by the Audit Committee Chairperson and published in the Company's annual report.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature........................Authorized Director (Company Seal) Signature........................Authorized Director

(Mr. Kamol Juntima) (Mr. Wit Viriyaprapaikit)

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
ISO 9002
ISO 14001
HEAD OFFICE 28/1 Prapawit Bldg. 2-3 Fl. Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300282-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Ref. S.E.C. 045/2002 May 24, 2002

Re : Report on the resolutions of the Board of Directors'Meeting No. 2/2002

Attn : President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.2/2002 held on May 24, 2002 have resolved as follows:-

1. Acknowledged the resignation of Mr.Adisak Lowjun as the Company's director and President, effective from June 1, 2002 onwards. The Meeting requested all directors to look for suitable person to replace such vacant position and propose to the next Board of directors' meeting for its consideration.

2. Approved the appointment of Mr. Sittichai Thiensathaporn as the Executive Director and President of the Company replacing Mr.Adisak Lowjun, effective from June 1, 2002 onwards.

3. Approved to amend the authorization of the Company's director to be as follows:
" Mr.Maruey Phadoongsidhi or Mrs.Prapa Viriyaprapaikit or Mr.Wit Viriyaprapaikit or Mr.Kamol Juntima or Mr.Piya Viriyaprapaikit or Mr.Win Viriyaprapaikit or Mr.Sittichai Thiensathaporn, two from these seven directors can jointly sign together with the Company's seal affixed. "

4. Approved the re-electing of the retired members of the Audit Committee to be the Company's Audit Committee for another term, effective from 30 June 2002, as follows:-

Audit Committee Chairperson	Professor Kesree Narongdej
Audit Committee Member	Mr. Visith Noiphan
Audit Committee Member	Mr. Prateep Buphaintr
Audit Committee Secretary	Mrs. Wannee Sirikanchana

The company hereby submits herewith the Form for Report on Names of Members and Scope of Performance of the Audit Committee (F24-3).

For your acknowledgement

Yours Faithfully,

- Signature -

Mr.Wit Viriyaprapaikit
Chairman of the Board of Executive Directors

Form for Report on Names of Members and Scope of Performance of the Audit Committee

The Board of Directors of Sahaviriya Steel Industries Public Company Limited at meeting No.2/2002 held on May 24, 2002 passed resolutions concerning the re-appointment of its Company Audit Committee whose term of service terminates on June 29, 2002. The Audit Committee Members re-appointed for a further three-year term of service, with effect from June 30, 2002, are Professor Kesree Narongdej, Mr. Visith Noiphan and Mr. Prateep Buphaintr.

1. The members of the committee include:-

Audit Committee Chairperson	Professor Kesree Narongdej
Audit Committee Member	Mr. Visith Noiphan
Audit Committee Member	Mr. Prateep Buphaintr
Audit Committee Secretary	Mrs. Wannee Sirikanchana

2. Sahaviriya Steel Industries Plc.'s Audit Committee, which represents the Company's Board of Directors is responsible for the following duties stated on the charter, and must report to the Company's Board of Directors on:-
    1. To review the Company's financial reporting process to ensure accuracy and adequacy.
    2. To ensure that the Company has a suitable and efficient internal control system and internal audit unit.
    3. To review the performance of the Company to ensure compliance with the securities and exchange law, regulations of the Exchange or laws relating to the business of the Company.
    4. To review the Company's risk management system, focusing on major risk exposures.
    5. To consider, select, nominate and recommend remuneration of the Company's External Auditor.
    6. To review the disclosure of information of the Company in case there is a connected transaction or transaction that may lead to a conflict of interest, so as to ensure the accurateness and completeness.
    7. To perform any other act as assigned by the Company's Board of Directors with approval of the Audit Committee.
    8. To report to the Company's Board of Directors for rectification of any of the under-mentioned within a period of time that the Audit Committee thinks fit, if it is found or suspected that there is a transaction or any of the following acts;
        - 8.1 A transaction which causes conflict of interest;
        - 8.2 Any fraud or irregularity or material defect in the internal control system;
        - 8.3 An infringement of the securities and exchange law, regulations of the Exchange or laws relating to the business of the Company.
    9. To provide the Audit Committee Activity Report to the Company's Board of Directors.
    10. To provide the Audit Committee Oversight Report to the Shareholders, the report must be signed by the Audit Committee Chairperson and published in the Company's annual report.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature..........................Authorized Director (Company Seal) Signature..........................Authorized Director

(Mr. Kamol Juntima) (Mr. Wit Viriyaprapaikit)